                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the

                  Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2000          Commission File Number 0-1928

                             Full Title of the Plan:

                     THE AES CORPORATION PROFIT SHARING AND
                              STOCK OWNERSHIP PLAN



           Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

                              THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209



Page 1 of [15] sequentially numbered pages.
The Exhibit Index is on Page [14].

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2000 AND 1999, SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2000, AND
INDEPENDENT AUDITORS' REPORT

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------------

                                                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Participants' Benefits                                                    2

   Statements of Changes in Net Assets Available for Participants' Benefits                                         3

   Notes to Financial Statements                                                                                   4-8

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes                                                                  9

INDEPENDENT AUDITORS' REPORT


The AES Corporation Profit Sharing and
   Stock Ownership Plan:

We have audited the accompanying statements of net assets available for participants' benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for participants' benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for participants' benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for participants' benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

McLean, Virginia
June 1, 2001

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------

ASSETS                                                                                  2000                1999
Cash                                                                                    $  5,530,158          $  932,707
Investments, at fair value (Notes 2 and 3):
    Common stock - The AES Corporation                                                   416,334,066         296,310,284
    Common stock - Self Direct Option                                                      4,480,245               -
    Money market funds                                                                    30,000,191          34,920,889
    Mutual funds                                                                          27,376,843          28,325,456
                                                                                        ------------        ------------
                      Total investments, at fair value                                   478,191,345         359,556,629

Participant loans (Note 6)                                                                 4,225,453           4,226,729
                                                                                        ------------        ------------
                      Total cash and investments                                         487,946,956         364,716,065
                                                                                        ------------        ------------
RECEIVABLES:
    Employer contributions                                                                 4,307,782           2,550,019
    Participant contributions                                                                651,491             542,580
                                                                                        ------------        ------------
                      Total receivables                                                    4,959,273           3,092,599
                                                                                        ------------        ------------
NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS                                         $492,906,229        $367,808,664
                                                                                        ------------        ------------
                                                                                        ------------        ------------


See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------------------

                                                                                       2000                1999
ADDITIONS TO NET ASSETS:
    Investment income:
       Net appreciation in fair value of investments (Note 5)                          $128,851,046        $112,428,820
       Interest and dividends                                                             5,100,465           3,308,878

    Contributions:
       Employer                                                                           8,080,784           5,333,419
       Participant                                                                       10,312,435           7,847,485
                                                                                       ------------        ------------
                      Total additions                                                   152,344,730         128,918,602

DEDUCTIONS FROM NET ASSETS:
    Withdrawals and distributions                                                       (27,247,165)        (19,425,883)
                                                                                       ------------        ------------

NET INCREASE                                                                            125,097,565         109,492,719

NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS:
    Beginning of year                                                                   367,808,664         258,315,945
                                                                                       ------------        ------------
    End of year                                                                        $492,906,229        $367,808,664
                                                                                       ------------        ------------
                                                                                       ------------        ------------


See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

      The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that covers eligible regularly scheduled full-time and part-time employees of The AES Corporation (the Company) and its participating subsidiaries. Eligible employees may enroll in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 2000, the majority of the Plan's assets, approximately 85%, was common stock of The AES Corporation.

      CONTRIBUTIONS - Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. Participants may also make after-tax contributions to the Plan. During 2000 and 1999, the Company matched participant pre-tax and after-tax contributions up to 5.0% of compensation, as defined by the Plan, on a dollar for dollar basis. Matching contributions made by the Company are paid in common stock of The AES Corporation.

      In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant's account on the basis of the participant's compensation, as defined by the Plan. Profit-sharing contributions are made in the Company's common stock. During 2000 and 1999, the Company contributed 5.5% and 4.5%, respectively, of compensation as profit sharing allocations.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Participants can choose to invest their contributions in common stock of The AES Corporation and various money market and mutual funds including Alliance Quasar Fund, Pimco Total Return Fund, and Mercury Hotchkis & Wiley International Fund and in the following seven Merrill Lynch funds:
      Growth Fund, Global Allocation Fund, US Government Mortgage Fund, Capital Fund, Basic Value Fund, Retirement Preservation Trust Fund, Equity Index Trust I Fund, or in any combination thereof in increments of 10% at their discretion. Participants can allocate their investment among the common stock of The AES Corporation or any of the funds at their discretion. Investment options are selected by the administrative committee of the Plan.

      Effective June 1, 2000, the Plan was amended to allow participants the opportunity to direct all or a portion of their account balance through a self-directed brokerage account which allows participants the option to purchase certain investments outside those selected by the administrative committee of the Plan.

      VESTING - Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

      WITHDRAWALS AND DISTRIBUTIONS - The value of participants' contributions plus the value of all vested Company contributions is payable to participants upon retirement or upon termination of employment with the Company. At each participant's election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both. The participants also have the option of receiving the value of their Plan account in substantially equal cash installments.

      FORFEITURES - Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company's profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce the Company's contributions in subsequent years.

      ADMINISTRATION - The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the Plan are paid by the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      GENERAL - The Plan's financial statements are prepared on the accrual basis of accounting. Participant benefits are recorded when paid.

      VALUATION OF INVESTMENTS - All money market and other mutual funds are stated at their quoted market prices at December 31, 2000 and 1999. All participant loans are valued at cost, which approximates fair value.

      The Company's stock is traded on the New York Stock Exchange (NYSE). The Plan's investment in the Company's stock is stated at quoted market value. On April 17, 2000, the Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable to stockholders of record on May 1, 2000. At December 31, 2000 and 1999, the quoted market value of the Company's common stock was $55.38 (after split) and $74.75 (before split) per share, respectively.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      NEW ACCOUNTING PRONOUNCEMENT - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS No. 133), which establishes the accounting definition of a derivative and specifies measurements, recognition, and disclosures of changes in fair value of derivatives (hedges) held by a Company. SFAS No. 133 was adopted by the Plan on January 1, 2001, and it was determined that the adoption of Statement of Financial Accounting Standards No. 133 did not have a material impact on its net assets available for benefits and changes in net assets available for benefits when such statement was adopted.

3.    INVESTMENTS

      The participants' and the Company's contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants. The following tables present the fair values of investments as of December 31, 2000 and 1999.

                                                                            DECEMBER 31,           DECEMBER 31,
                                                                                 2000                 1999
                                                                           --------------        --------------
Cash                                                                        $  5,530,158           $    932,707
Investments at quoted market value:
    The AES Corporation common stock                                         416,334,066*           296,310,284*
    Self Direct Option common stock                                            4,480,245                      -
    Money market funds:
        Merrill Lynch Retirement Preservation Fund                            24,367,278             29,802,302*
        Merrill Lynch Equity Index Trust I Fund                                5,632,913              5,118,587
    Mutual funds:
        Merrill Lynch Growth Fund                                              8,319,863             10,532,461
        Merrill Lynch Basic Value Fund                                         6,719,297              7,588,919
        Other                                                                 12,337,683             10,204,076
Participant loans                                                              4,225,453              4,226,729
                                                                            ------------           ------------
Total cash and investments                                                  $487,946,956           $364,716,065
                                                                            ------------           ------------
                                                                            ------------           ------------

      The above investments indicated with an "*" represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999, respectively.

4.    THE AES CORPORATION COMMON STOCK

      Contributions made by the Company are paid in common stock of The AES Corporation and are therefore considered nonparticipant-directed investments in accordance with Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." After a participant's account is credited with the Company's contribution, each participant can choose to direct his or her allocation in any investment option offered under the Plan. Information about the net assets and the significant components of the changes in net assets relating to The AES

      Corporation common stock is as follows as of December 31, 2000 and 1999, and for the years then ended:

                                                                              2000                 1999
Net assets:
  Common Stock - The AES Corporation                                         $ 416,334,066        $ 296,310,284
  Employer Contribution Receivable                                               4,307,782            2,550,019
                                                                             -------------        -------------
Net assets available for participants' benefits                              $ 420,641,848        $ 298,860,303
                                                                             -------------        -------------
                                                                             -------------        -------------
Changes in net assets:
  Net appreciation                                                           $ 133,756,927        $ 109,630,227
  Interest                                                                         107,556              133,814
  Employer contributions                                                         8,080,423            5,054,754
  Participant contributions                                                      4,922,966            2,620,718
  Benefits paid to participants                                                (4,645,026)          (2,631,347)
  Transfers to participant-directed investments                               (20,441,301)         (34,448,945)
                                                                             -------------        -------------
    Net change                                                                 121,781,545           80,359,221
Common Stock - The AES Corporation, beginning of year                          298,860,303          218,501,082
                                                                             -------------        -------------
Common Stock - The AES Corporation, end of year                              $ 420,641,848        $ 298,860,303
                                                                             -------------        -------------
                                                                             -------------        -------------


5.    NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      During the years ended December 31, 2000 and 1999, the Plan's investments (including investments bought, sold, as well as held during the period) appreciated (depreciated) in value by $128,851,046 and $112,428,820, respectively, as follows:

                                                                  YEAR ENDED                YEAR ENDED
                                                                DECEMBER 31, 2000          DECEMBER 31, 1999
                                                             -------------------------  ------------------------
The AES Corporation common stock                                     $133,756,927              $109,630,227
Self Direct Option common stock                                         (293,764)                         -
Money market funds                                                      (564,385)                         -
Mutual funds                                                          (4,047,732)                 2,798,593
                                                                     ------------              ------------
           Net appreciation in fair value                            $128,851,046              $112,428,820
                                                                     ------------              ------------
                                                                     ------------              ------------


6.    PARTICIPANT LOANS

      Participants may obtain loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence). The loans are collateralized by the balance in the participant's account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant's account from which the loan was funded. Principal and interest are paid ratably through monthly payroll deductions.

      Effective November 1, 1999, the Company amended the Plan to increase the flexibility of the Plan's loan provisions by allowing participants to have multiple loans. The Plan was also amended to prohibit former employees to the availability of loans except to the extent required by law.

7.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the assets of the Plan will first be used to pay the liabilities (if any) of the Plan. The remaining assets will then be distributed to the participants in proportion to their respective interest in the Funds.

8.    INCOME TAXES

      The Plan obtained its most recent determination letter on January 31, 1996, pursuant to which the Internal Revenue Service (the IRS) determined that the terms of the Plan, as submitted, were in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the Code. The Company also believes that the Plan is being operated in compliance with all applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.    PLAN AMENDMENTS

      In accordance with the terms of the Plan, the Company is authorized to amend the Plan. Since the adoption of the Plan, the Company has periodically amended the Plan to comply with the requirements of the Internal Revenue Code of 1986, as amended, as well as to implement design changes. No significant amendments were made to the Plan during 2000.

                                   * * * * * *

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------------------

 (a)                    (b)                                  (c)                                     (d)                  (e)
                                                  DESCRIPTION OF INVESTMENT
                IDENTITY OF ISSUER,             INCLUDING MATURITY DATE, RATE
                BORROWER, LESSOR, OR            OF INTEREST, COLLATERAL, PAR,                                           CURRENT
                   SIMILAR PARTY                      OR MATURITY VALUE                              COST                VALUE
       Cash                                                      -                                $ 5,530,158          $ 5,530,158

  *    THE AES CORPORATION                 Common stock - $55.38 per share, 7,518,448 shares       63,169,578          416,334,066

       ACT MANUFACTURING INC               Common stock - $15.75 per share, 80 shares                   3,938                1,260

       ADVNCD MICRO D INC                  Common stock - $13.81 per share, 1,000 shares               22,437               13,810

       AFLAC INC                           Common stock - $72.18 per share, 355 shares                 19,825               25,624

       ALBERTA ENERGY CO LTD               Common stock - $48.25 per share, 930 shares                 36,735               44,873

       ALCOA INC                           Common stock - $33.5 per share, 1,080 shares                37,125               36,180

       AMEREN CORP                         Common stock - $46.31 per share, 50 shares                   2,040                2,316

       AMERICA ONLINE INC DEL              Common stock - $34.80 per share, 500 shares                 25,111               17,400

       AMGEN INC COM                       Common stock - $63.93 per share, 382 shares                 24,969               24,421

       APPLIED MICRO CIRCUITS              Common stock - $75.04 per share, 50 shares                   2,909                3,752

       AT&T CORP                           Common stock - $17.25 per share, 1,175 shares               33,032               20,269

       AVAYA INC                           Common stock- $10.31 per share, 8 shares                       175                   82

       BOYKIN LODGING CO                   Common stock - $8.50 per share, 8,000 shares                85,672               68,000

       BP PRUDHOE BAY RTY T UBI            Common stock - $12.37 per share, 6,000 shares               73,557               74,220

       BROADCOM CORP CALIF CL A            Common stock - $84.00 per share, 50 shares                   4,250                4,200

       BROADVISION INC                     Common stock - $11.81 per share, 200 shares                  7,812                2,362

       CALPINE CORP                        Common stock - $45.06 per share, 50,735 shares           2,214,531            2,286,119

       CIENA CORP                          Common stock - $81.18 per share, 165 shares                 19,957               13,395

       CISCO SYSTEMS INC                   Common stock - $38.25 per share, 1,170 shares               70,080               44,753

       CITIGROUP INC                       Common stock - $51.06 per share, 1,266 shares               68,054               64,642

       COCA COLA COM                       Common stock - $60.93 per share, 600 shares                 36,825               36,562

       COMMERCE ONE INC DEL                Common stock - $25.31 per share, 79 shares                   4,351                1,999

       COMPUTER SCIENCE CRP                Common stock - $60.12 per share, 800 shares                 53,550               48,096

       CORNING INC                         Common stock - $52.81 per share, 766 shares                 58,143               40,452

       DEL MONTE FOODS CO                  Common stock - $7.25 per share, 300 shares                   2,062                2,175

       DELL COMPUTER CORP                  Common stock - $17.43 per share, 950 shares                 24,939               16,559

       DU PONT E I DE NEMOURS              Common stock - $48.31 per share, 375 shares                 16,312               18,116

       DYNEGY INC NEW ILL CL A             Common stock - $56.06 per share, 45 shares                   2,086                2,523

       E M C CORPORATION MASS              Common stock - $66.50 per share, 415 shares                 37,064               27,598

       EL PASO ENERGY CORP                 Common stock - $71.62 per share, 1,010 shares               57,153               72,336

       ELCTR DATA SYS CORP NEW             Common stock - $57.75 per share, 520 shares                 24,960               30,030

       EMERSON ELEC CO                     Common stock - $78.81 per share, 540 shares                 36,551               42,557

       ENRON CORP OREGON                   Common stock - $83.12 per share, 310 shares                 25,019               25,767

       EXXON MOBIL CORP                    Common stock - $86.93 per share, 455 shares                 37,167               39,553

       FAIRCHILD SEMICNDCT CL  A           Common stock - $14.43 per share, 1,200 shares               34,900               17,316

       GENERAL ELECTRIC                    Common stock - $47.93 per share, 100 shares                  5,925                4,793

       GRANT PRIDECO INC                   Common stock - $21.93 per share, 5,000 shares               85,570              109,650

       HEWLETT PACKARD CO                  Common stock - $31.56 per share, 100 shares                  5,383                3,156

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

 (a)                    (b)                                  (c)                                     (d)                  (e)
                                                  DESCRIPTION OF INVESTMENT
                IDENTITY OF ISSUER,             INCLUDING MATURITY DATE, RATE
                BORROWER, LESSOR, OR            OF INTEREST, COLLATERAL, PAR,                                           CURRENT
                   SIMILAR PARTY                      OR MATURITY VALUE                              COST                VALUE
       HOME DEPOT INC                      Common stock - $45.68 per share, 800 shares                34,187              36,544

       INFOSPACE INC                       Common stock - $8.84 per share, 100 shares                  2,315                 884

       INKTOMI CORP                        Common stock - $17.87 per share, 200 shares                23,181               3,574

       INTERNET CAP GROUP INC.             Common stock - $3.28 per share, 5,500 shares              181,887              18,040

       INTL RECTIFIER CORP                 Common stock - $30.00 per share, 290 shares                18,234               8,700

       IXYS CORP                           Common stock - $14.62 per share, 249 shares                 9,310               3,640

       JDS UNIPHASE CORP                   Common stock - $41.68 per share, 774 shares                66,465              32,260

       KANEB PLN PRT SR PRF L P            Common stock - $30.81 per share, 3,000 shares              84,522              92,430

       KLA TENCOR CORP                     Common stock - $33.68 per share, 1,100 shares              53,862              37,048

       KONINKL PHIL E NY SH NEW            Common stock - $36.25 per share, 97 shares                  4,993               3,516

       LSI LOGIC CORP                      Common stock - $17.09 per share, 980 shares                38,220              16,748

       LUCENT TECHNOLOGIES INC             Common stock - $13.50 per share, 300 shares                 7,631               4,050

       M&A WEST INC                        Common stock - $.28 per share, 3,000 shares                22,500                 840

       METLIFE INC                         Common stock - $35.00 per share, 3,000 shares              76,611             105,000

       MOTOROLA INC                        Common stock - $20.25 per share, 556 shares                16,085              11,259

       MRV COMMUNICATIONS INC              Common stock - $13.37 per share, 200 shares                 7,700               2,674

       NETWORK APPLIANCE INC               Common stock - $64.18 per share, 43 shares                  3,370               2,760

       NEWS CORP LTD                       Common stock - $32.25 per share, 555 shares                24,940              17,899

       NOKIA CORP                          Common stock - $43.50 per share, 1,325 shares              56,856              57,638

       NORTEL NETWORKS CORP NEW            Common stock - $32.06 per share, 1,160 shares              55,000              37,190

       NRG ENERGY INC DEL                  Common stock - $27.81 per share, 150 shares                 3,973               4,172

       NU SKIN ENTERPRS A                  Common stock - $5.31 per share, 200 shares                  1,262               1,062

       ORACLE CORP                         Common stock - $29.06 per share, 1,684 shares              49,936              48,937

       OUTBACK STEAKHOUSE INC              Common stock - $25.87 per share, 100 shares                 2,500               2,587

       PACIFIC SUNWEAR CAL INC             Common stock - $25.62 per share, 4,900 shares              83,858             125,538

       PENN RL EST INV TR                  Common stock - $19.12 per share, 5,000 shares              88,100              95,600

       PFIZER INC DEL                      Common stock - $46.00 per share, 1,656 shares              71,996              76,581

       PHILIP MORRIS COS INC               Common stock - $44.00 per share, 200 shares                 7,862               8,800

       PMC SIERRA INC                      Common stock - $78.62 per share, 50 shares                  3,706               3,931

       RELIANT ENERGY INC TEXAS            Common stock- $43.31 per share, 50 shares                   1,903               2,166

       SERVICEMASTER COMPANY               Common stock - $11.50 per share, 300 shares                 2,831               3,450

       SONY CORP ADR                       Common stock - $69.50 per share, 380 shares                37,430              26,410

       SOVRAN SELF STORAGE INC             Common stock - $19.87 per share, 4,000 shares              80,028              79,480

       SYCAMORE NETWORKS INC               Common stock - $37.25 per share, 100 shares                14,725               3,725

       TEXAS INSTRUMENTS                   Common stock - $47.37 per share, 1,673 shares              85,938              79,250

       UNISYS CORP                         Common stock - $14.62 per share, 200 shares                 2,225               2,924

       UNITED PARCEL SVC CL B              Common stock - $58.75 per share, 80 shares                  4,695               4,700

       USA BIOMASS CORP                    Common stock - $.56 per share, 750 shares                   1,810                 420

       VIACOM INC CL B                     Common stock - $46.75 per share, 100 shares                 5,462               4,675

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000


------------------------------------------------------------------------------------------------------------------------------------

 (a)                    (b)                                  (c)                                     (d)                  (e)
                                                  DESCRIPTION OF INVESTMENT
                IDENTITY OF ISSUER,             INCLUDING MATURITY DATE, RATE
                BORROWER, LESSOR, OR            OF INTEREST, COLLATERAL, PAR,                                           CURRENT
                   SIMILAR PARTY                      OR MATURITY VALUE                              COST                VALUE
       VITESSE SEMICONDCTR CORP            Common stock - $55.31 per share, 50 shares                     2,856                2,766

       WAL MART STORES INC                 Common stock - $53.12 per share, 530 shares                   24,973               28,154

       WARNACO GROUP INC CL A              Common stock - $1.68 per share, 300 shares                     1,575                  504

       WELLS FARGO & CO NEW DEL            Common stock - $55.68 per share, 542 shares                   24,959               30,179

       WILLIAMS COMPANIES DEL              Common stock - $39.93 per share, 690 shares                   29,743               27,552

       WORLDCOM INC NEW GA                 Common stock - $14.06 per share, 200 shares                    3,312                2,812

       XEROX CORP                          Common stock - $4.62 per share, 1,300 shares                  11,668                6,006

       XILINX INC                          Common stock - $46.12 per share, 613 shares                   40,326               28,272

   *   MERRILL LYNCH                       Retirement Preservation Trust Fund - 24,367,278 shares    24,367,278           24,367,278

   *   MERRILL LYNCH                       Growth Fund - 400,186 shares                               9,128,377            8,319,863

   *   MERRILL LYNCH                       Global Allocation Fund - 251,521 shares                    3,494,553            3,299,953

   *   MERRILL LYNCH                       US Govt Mortgage Fund - 254,939 shares                     2,456,380            2,480,554

   *   MERRILL LYNCH                       Capital Fund - 85,734 shares                               2,764,293            2,603,748

   *   MERRILL LYNCH                       Basic Value Fund - 204,732 shares                          6,946,258            6,719,297

   *   MERRILL LYNCH                       Equity Index Trust Fund - 61,381 shares                    5,623,361            5,632,913

   *   MERRILL LYNCH                       Debt Strategy Fund - 24,689 shares                           181,024              158,935

       MERCURY                             Hotchkis & Wiley International Fund - 40,009 shares        1,031,618              983,431

       PIMCO                               Total Return Fund - 123,136 shares                         1,255,757            1,279,379

       ALLIANCE                            Quasar Fund - 54,800 shares                                1,509,758            1,289,438

       AIM                                 Constellation Fund - 392 shares                               17,289               11,356

       AIM                                 European Devlpmnt Fund - 959 shares                           24,972               22,053

       ALLIANCE                            Premier Growth Fund - 517 shares                              19,895               13,819

       ALLIANCE                            Technology Fund - 80 shares                                   11,777                7,275

       EATON VANCE                         Utilities Fund - 2,316 shares                                 25,599               23,279

       EV                                  Worldwide Health Sciences Fund - 998 shares                   11,817               11,608


                                       11



       EVERGREEN                           Omega Fund - 495 shares                                       19,406               13,618

       FRNKLIN                             Sm Cap Gr Fund - 399 shares                                   20,156               15,721

       ING                                 Pilgrim Worldwide Grth Fund - 427 shares                      12,939                9,896

       MFS                                 Utilities Fund - 1,880 shares                                 24,869               22,320

       OPPENHEIMER                         Global Growth & Income Fund - 811 shares                      25,645               21,950

       OPPENHEIMER                         Intl Sml Company Fund - 892 shares                            13,104                8,678

       OPPENHEIMER                         Mid Cap Fund - 417 shares                                     14,966                9,758

       PHOENIX - ENGEMANN                  Nifty Fifty Fund - 452 shares                                 20,895               14,063

       PHOENIX - ENGEMANN                  Small & Mid Cap Gr Fund - 397 shares                          19,965               15,099

       SELIGMAN                            Communications & Information Fund - 275 shares                12,016                6,971

       VAN KAPMEN                          Emerging Growth Fund - 235 shares                             22,805               14,763

   *   Participant loans
           (Interest 6.5 % - 12%)                              -
                                                                                                      4,225,453            4,225,453
                                                                                                  -------------        -------------
       TOTAL                                                                                      $ 136,779,651        $ 487,946,956
                                                                                                  -------------        -------------
                                                                                                  -------------        -------------

     (*) Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             THE AES CORPORATION

                                             By:  /s/ BARRY J. SHARP
                                                  -----------------------------
                                                  Barry J. Sharp
                                                  Executive Vice President and
                                                  Chief Financial Officer


Date: June 22, 2001

                                  EXHIBIT INDEX



EXHIBIT 23.1                                                          PAGE

Independent Auditors' Consent                                          15